Exhibit 11.1

COMDISCO HOLDING COMPANY, INC.

COMPUTATION OF EARNINGS (LOSS) PER COMMON SHARE
(in thousands except per share data)

Average common shares used in computing earnings (loss) per common and common equivalent share were as follows:

	Three months ended June 30,		Nine months ended June 30,
	2011	2010	2011	2010
Average common shares issued	4,200	4,200	4,200	4,200
Effect of dilutive options	-	-	-	-
Average common shares held in treasury	-	(171)	-	(171)
Average common shares retired	(171)	-	(171)	-
Total	4,029	4,029	4,029	4,029
Net earnings (loss) to common stockholders	$1,029	$(2,043)	$920	$(3,261)
Basic and diluted earnings (loss) per common share	$0.26	$(0.51)	$0.23	$(0.81)